EXHIBIT 12.1

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated (dollars in thousands):

	Three Months Ended March 31, 2017	Year Ended December 31,
		2016	2015	2014	2013	2012
Fixed charges(1)	$21,221	$74,279	$46,129	$33,825	$52,763	$44,117
Preferred stock dividends	5,203	20,812	20,813	20,812	15,854	2,405

Combined fixed charges and preferred stock dividends	26,424	95,091	66,942	54,637	68,617	46,522

Combined fixed charges and preferred stock dividends	26,424	95,091	66,942	54,637	68,617	46,522
Net income (loss) available to common shares	28,817	(4,421)	(25,578)	404,797	(491,636)	370,382

Earnings(2)	$55,241	$90,670	$41,364	$459,434	$(423,019)	$416,904

Ratio of earnings to combined fixed charges and preferred stock dividends	2.09	0.95	0.62	8.41	(6.16)	8.96

(1)	Fixed charges consist of interest expense on all indebtedness.
(2)	For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent net income (loss) plus fixed charges and preferred stock dividends (where applicable).

For the years ended December 31, 2016, December 31, 2015 and December 31, 2013 earnings were insufficient to cover combined fixed charges and preferred stock dividends by approximately $4.4 million, $25.6 million and $491.6 million, respectively.